Exhibit 99.1

Sky Solar Announces New Chief Financial Officer

HONG KONG, August 31, 2018 (GLOBE NEWSWIRE) — Sky Solar Holdings LTD, (NASDAQ SKYS), a global developer, owner and operator of solar parks, today announced that its Chief Financial Officer Andrew Wang will be leaving the Company to pursue other opportunities.  Mr. Wang served as Chief Financial Officer for the past seven years, and will remain as an advisor with the Company for several more weeks to ensure a smooth transition.

The current Chief Investment Officer Sanjay Shrestha will assume the responsibilities of Chief Financial Officer and will replace Mr. Wang on the board of Sky Solar Holdings.

In addition, the office of the Chief Financial Officer is being strengthened by the creation of a new position of Corporate Treasurer, which is intended to enhance the management of balance sheet, cash flows, and deployment across various regions.  Mr. Aditya Satghare, currently Vice President of Sky Capital, will assume this new role.  Mr. Satghare’s responsibilities will further expand to lead the project financing efforts for the entire company and to work closely with all regional finance and investment teams.

Sky Solar’s Board of Directors made this statement: “We wish Andrew all the best in his future endeavors and thank him for his years of service with the company.  We are pleased to welcome Sanjay as Chief Financial Officer, and believe that his extensive experience in the industry and within the company will significantly enhance our execution capabilities in our two key regions of Japan and the Americas.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com